Exhibit 99.6
WebMD Health Corp.
Governance & Compliance Committee Charter

As Adopted on September 26, 2005

A. Purpose; Membership
1.	Purpose. The Governance & Compliance Committee (the “Committee”) has been established by the Board of Directors (the “Board”) of WebMD Health Corp. (the “Corporation”): (a) to evaluate and make recommendations to the Board regarding matters relating to the governance of the Corporation; (b) to assist the Board in coordinating the activities of the Board’s other standing committees, including with respect to the Corporation’s compliance programs, and to provide additional oversight of those compliance programs; and (c) to provide oversight of senior executive recruitment and management development.

2.	Membership. The Committee shall consist of the Chairpersons of the Board’s Nominating Committee, Compensation Committee and Audit Committee. Unless otherwise determined by the Committee, the Chairperson of the Nominating Committee shall serve as the Chairperson of the Committee. Committee members shall serve until the earliest of their resignation or their replacement or removal by the Board as Chairpersons of the Nominating, Compensation or Audit Committee, as the case may be.
B. Operations
1.	Meetings. The Committee shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least four times per year, one of which meetings shall be held in advance of the Board’s determination regarding proposals to be included in the Proxy Statement for the Annual Meeting of Stockholders.

2.	Agenda; Reports. The Committee shall determine the agenda for its meetings. The Committee may invite other Board members, members of management and others to attend meetings and provide pertinent information and reports, as it deems necessary. Nothing in this Charter shall be construed to restrict the reliance by any member of the Committee, to the full extent permitted by law, on information, opinions, reports or statements presented to the Committee by any of the Corporation’s officers or employees, or other committees of the Board, or by any other person selected with reasonable care by or on behalf of the Corporation or the Committee as to matters the Committee member reasonably believes are within such other person’s professional or expert competence.

3.	Report to Board. The Committee shall report its actions and recommendations to the Board at the next Board meeting after each Committee meeting or, if so determined by the Committee, by distribution to the members of the Board of the minutes of a meeting, a unanimous written consent or other relevant documents.
C. Authority and Responsibilities Delegated to the Committee
1.	The Committee shall evaluate and make recommendations to the Board regarding (a) the governance of the Corporation; (b) Board procedures; and (c) related matters. Recommendations may include possible changes to the Corporation’s Certificate of Incorporation, By-laws, Board committee charters and other relevant constitutive documents, policy statements or similar materials.

2.	The Committee shall evaluate and make recommendations to the Board regarding any proposals for which a stockholder has provided required notice that such stockholder intends to make at the Annual Meeting of Stockholders, including recommendations regarding the Board’s response and regarding whether to include such proposal in the Corporation’s proxy statement.

3.	The Committee shall develop and present to the Board for its adoption a set of “Corporate Governance Guidelines,” which shall set forth guidelines in areas such as the function and operations of the Board and its committees.

4.	The Committee shall assess the adequacy of this Charter and the Corporate Governance Guidelines on at least an annual basis and shall submit any proposed amendments to this Charter or the Corporate Governance Guidelines that the Committee recommends be made to the Board for its approval.

5.	The Committee shall be responsible for making any required determinations regarding the independence of the members of the Board.

6.	The Committee shall assist the Board in coordinating the activities of the Board’s other standing committees, including with respect to the Corporation’s compliance programs, and shall provide additional oversight of those compliance programs and related matters.

7.	The Committee shall provide oversight with respect to matters relating to recruitment of senior executives of the Corporation and development of management talent.
Governance & Compliance Committee Charter —
As Adopted on September 26, 2005 — Page 2

8.	The Chairperson of the Committee shall coordinate with the Chairperson of the Governance & Compliance Committee of WebMD Corporation (now doing business as Emdeon Corporation) on matters for which oversight is provided by both committees.
     The foregoing list is not intended to be exhaustive, and the Committee shall, in addition, have such powers as may be necessary or appropriate in furtherance of the objectives set forth in this Charter or as may, from time to time, be delegated by the Board.
     The Committee shall, to the full extent permitted by applicable law and the listing standards of The NASDAQ Stock Market applicable to the Corporation, have the power to delegate its authority to subcommittees or individual members of the Committee as it deems appropriate.
     The Committee shall have the power to retain counsel or other advisors, as it deems appropriate. The Committee shall have the sole authority to retain and terminate such advisors or counsel and to review and approve their fees and other retention terms and shall have the authority to cause the payment of such fees by the Corporation.
Governance & Compliance Committee Charter —
As Adopted on September 26, 2005 — Page 3